Exhibit 99.3

NOTICE TO READER: The following Management’s Discussion and Analysis for Digihost Technology Inc. has been restated as described below in Section 1 - Introduction. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness. Further details are presented in the Internal Controls over Financial Reporting section of this Restated MD&A.

DIGIHOST TECHNOLOGY INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

Restated

DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Introduction

The following restated management’s discussion & analysis (this “MD&A”) of the financial condition and results of the operations of Digihost Technology Inc. (the “Company” or “Digihost”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and twelve-month periods ended December 31, 2023. This Restated MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This Restated MD&A should be read in conjunction with the Company’s restated audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s audited restated financial statements and the financial information contained in this restated MD&A, unless otherwise indicated, are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

The effective date of this Restated MD&A is March 5, 2025.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors (the “Board”), considered the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Company’s subordinate voting shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluated materiality with reference to all relevant circumstances, including potential market sensitivity.

Information about the Company and its operations can be obtained from the offices of the Company and is available for review under the Company’s profile on the System for Electronic Documents Analysis and Retrieval + (“SEDAR +”) website (www.sedarplus.ca) and EDGAR at www.sec.gov/edgar.

In this Restated MD&A, certain previously reported financial information as at and for the years ended December 31, 2023 and 2022 has been restated to reflect changes in the Restated Financial Statements. For further information about the restatement, refer to Restatement section of this MD&A and Note 2w to the Restated Financial Statements.

This Restated MD&A has been updated for the following:

●	Discussion around the movement of cash flows for the years ended December 31, 2023 and 2022;

●	Restatement section;

●	Internal Controls over Financial Reporting section.

Except for the restatement, the Company has not modified or updated the disclosures presented in the original MD&A to reflect events that occurred at a later date or facts that subsequently became known to the Company. Accordingly, forward-looking statements may represent the Company’s views as of the date of the MD&A and should not be assumed to be accurate as of any date thereafter. Disclosures not affected by the restatement are unchanged and reflect the disclosures made at the time of the original filing. Accordingly, the MD&A should be read in conjunction with the Company’s filings on SEDAR+ and EDGAR subsequent to the date on which the Company originally filed on SEDAR+ and EDGAR.

The Company’s Restated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). The Company’s Restated Financial Statements and this MD&A are reported in thousands of US dollars and US dollars, respectively, except where otherwise noted. The Company’s management team (“Management”) is responsible for the preparation and integrity of the Restated Financial Statements including the maintenance of appropriate information systems, procedures and internal controls. Management is also responsible for ensuring that information disclosed externally, including the Restated Financial Statements and MD&A, is complete and reliable.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Description of Business

Digihost, through its US operating subsidiaries, operates primarily as a blockchain technology company currently focused on Bitcoin mining. Digihost’s growth-oriented strategy is to pursue opportunities to increase mining hashrate and reduce energy costs for Company-owned and third party-hosted miners. The Company’s operations are focused on validation through mining, hosting solutions and blockchain software solutions. Digihost operates its wholly owned facilities in upstate New York and Alabama.

The current output from Digihost’s company-owned miners is approximately 1EH. The Company also rents land and sells energy to third parties. Digihost’s 60MW power plant that was acquired during Q1 2023 became fully operational by the end of the year. The power plant infrastructure includes both Company-owned miners as well as third-party hosting.

In addition to output capacity used directly by Digihost, hosting arrangements will provide third parties with approximately 2 EH/s of operating capacity. Furthermore, in 2022 Digihost acquired 25 acres of land in North Carolina to accommodate a 200MW power infrastructure project to be developed on a joint venture basis. Phase 1 of this project is in development for 2025 and will provide the Company with further electrical power of approximately 75 MW.

Digihost remains focused on procuring power from renewable energy sources and those that create zero carbon emissions.

The head office of the Company is located at 2830 Produce Row, Houston, TX 77023.

Mining operation and network overview

Revenue from the Company’s Bitcoin mining operation is recognized based upon the average Bitcoin price in effect on the day the Bitcoins are mined. Bitcoins are received within in a 24-hour period from the actual time they are mined. The Bitcoin price is volatile and can change markedly from day to day. This volatility in price can result in material changes in revenue recorded from period to period.

Network mining difficulty is one of the most significant competitive conditions the Company faces in its Bitcoin mining operation. Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. Network difficulty is impacted directly by the price of Bitcoin. As the price of Bitcoin increases network mining difficulty may increase if more competitors begin to mine Bitcoin, which would result in a decrease in the number of Bitcoins mined by the Company based upon its existing computing power. As network difficulty rises the costs to the Company to mine Bitcoin also rises.

The Bitcoin network protocol automatically adjusts network difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is maintained as close to ten minutes as possible. Price and network difficulty are positively correlated such that as the price of Bitcoin rises, there is an added incentive for miners to enter the market, and such increase in miners typically has a proportional increase in network difficulty.

With respect to the conversion of the Company’s Bitcoin to cash, the Company relies on a third-party service provider to broker sales of its mined Bitcoin. In 2022, the Company began to monetize a portion of Bitcoin mined to fund the Company’s operating costs and SG&A expenses, thereby mitigating the need to access equity markets to fund those costs and expenses. This strategy has continued during the entirety of 2023 and to the date of this MD&A.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

A “mining pool” is a service operated by a mining pool operator that pools the resources of individual miners to share their processing power over a network. Mining pools emerged in response to the growing difficulty and network hash rate competing for Bitcoin rewards on the Bitcoin blockchain as a way of lowering costs and reducing the risk of an individual miner’s mining activities. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Mining pools are subject to various risks such as disruption and down time. In the event that a pool we utilize experiences down time or is not yielding returns, our results may be impacted.

The Company uses a mining pool that pays Bitcoin rewards utilizing a “Full-Pay-Per-Share” payout of Bitcoin based on a contractual formula, which calculates payout primarily based on the hash rate provided by us to the mining pool as a percentage of total network hash rate, along with other inputs. We are entitled to consideration even if a block is not successfully placed by the mining pool operator. The Company transitioned completely to this type of mining pool in 2022 and utilized it for the year ended December 31, 2023.

Mining Operations

Bitcoin

As of December 31, 2023, the Company held a total of approximately 19 Bitcoins with an inventory value of $822,884 based on the Bitcoin price as of that date per the Gemini exchange. For the twelve-month period ended December 31, 2023, Digihost mined a total of approximately 640 Bitcoins compared to a total of approximately 832 Bitcoins for the twelve-month period ended December 31, 2022, representing a decrease of 23%.

Bitcoins mined decreased as compared to 2022 due to the expansion of miners that the Company put online during that year, while during 2023 the Company entered into various hosting and colocation agreements to diversify its operations which decreased the amount of coins mined.

For the three-month period ended December 31, 2023, Digihost self-mined a total of approximately 148 Bitcoins compared to a total of approximately 190 Bitcoins for the three-month period ended December 31, 2022, a decrease of 23%.

Ethereum

As of December 31, 2023, the Company held a total of nil Ethereum as inventory was converted to cash during Q1 2023. As of December 31, 2022, the Company held a total of 801 ETH with a value of $958,480 based upon the ETH price on December 31, 2022.

Updates and Expansion

On February 7, 2023, the Company announced that it had completed the acquisition of a 60 MW power plant in North Tonawanda, NY. Further to the Company’s initial news release on March 24, 2021, the terms of the acquisition were amended to reflect an all-cash purchase price. No shares of the Company were issued in connection with the acquisition.

The acquisition represents a significant milestone in the Company’s ongoing infrastructure expansion strategy. As a result of the acquisition, the Company’s consolidated operating capacity across its three sites represents approximately 90MW of available power, representing approximately 2 EH/s of computing power. The generator capacity will continue flexible operation to ensure that 24/7 dispatchable supply is made available to area residents, businesses and industry to mitigate impacts of power interruptions in concert with directives of the New York Independent System Operator (NYISO).

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

A Mining Operations Agreement was entered into on February 16, 2023 by and between the Company and Northern Data NY, LLC (“ND”). Under the terms of the agreement, Digihost agreed to provide the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. The agreement was not renewed by the December 31, 2023 renewal date and will expire in April 2024.

A Colocation Services Agreement was entered into on April 20, 2023, by and between the Company and Bit Digital USA, Inc. (“Bit”). Under the terms of the agreement, Digihost will provide hosting services in return for reimbursement of power consumption per the contractual terms.

A Colocation Services Agreement was entered into on September 21, 2023 by and between the Company and Corner Energy LTD (“Corner”). Under the terms of the agreement, Digihost will provide hosting services in return for reimbursement of power consumption per the contractual terms.

On March 5, 2024, the Company announced that it signed a multi-year hosting agreement with one of the world’s leading manufacturers of digital currency mining servers. Under the agreement, Digihost will received an upfront deposit along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting. The Company plans to deploy these next generation, highly energy efficient and high-performance miners prior to the next Bitcoin halving. The deployment will result in an expected hash rate increase of approximately 700 PH/s, bringing Digihost’s total hash rate to 2.4 EH/s.

Green Initiative

Currently, 93% of the electricity consumed by Digihost’s grid-based power consumption across two sites in New York State is received from zero carbon generation. Further, more than 50% of the energy consumed is generated from renewable sources. As Digihost brings online its own Natural Gas fired power generation facility, the Company will focus on sourcing Renewable Natural Gas (“RNG”) for at least 50% of the Natural Gas consumed at this site. New York State has a growing RNG ecosystem which is typically produced from anaerobic digesters at local dairy farms or from landfills.

Current Carbon-Neutrality Efforts & Initiatives include:

●	100% Carbon Neutral: Digihost plans for 100% of its operations to achieve carbon neutrality with a net-zero footprint by the end of 2025, and 100% renewable by 2030.

●	Community Solar: Digihost is the anchor subscriber to a 5-megawatt community solar project located in Angola, NY. This site is situated 30 miles from Digihost’s East Delevan facility and will produce enough renewable electricity to power more than 2,500 homes annually. Our participation aids in the development of future renewable assets, adds clean energy onto our electricity grid, and lowers our cost of electricity.

●	Digigreen Initiative: A Digihost initiative focused on immediate steps to create sustainable, environmentally, and economically sound in-house practices, distinguishing the Company as an industry leader in lowering/eliminating its carbon footprint while maintaining profitability.

●	Crypto Climate Accord: Digihost has joined a private sector-led initiative for the entire crypto community focused on decarbonizing the cryptocurrency industry in record time.

●	Proof of Green: Digihost has begun initial research into developing proprietary standards for measuring the Company’s carbon impact. Using these standards as an environmental audit tool for the various operations, we anticipate being able to generate accountability reports and to advise Directors and Shareholders on efforts to minimize the Company’s carbon footprint.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

At-the-Market Offering

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent (the “Agent”), pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through December 31, 2023, the Company issued 556,954 subordinate voting shares in exchange for gross proceeds of $1,088,372, at an average share price of $1.95, and received net proceeds of $1,048,285 after paying commissions of $32,651 to the Agent and incurring $7,436 of other transaction fees.

During the quarter ended December 31, 2023, the Company issued 170,491 subordinate voting shares in exchange for gross proceeds of $387,056, at an average share price of $2.27, and received net proceeds of $374,430 after paying commissions of $11,612 to the Agent and incurring $1,014 of other transaction fees.

The ATM Program ceased to be available to the Company in March 2024.

NCIB

During May 2022, Digihost announced that it had received approval to undertake, at the Company’s discretion, a normal course issuer bid program (“NCIB”) in Canada to purchase up to 1,219,762 of its subordinate voting shares for cancellation. The NCIB was commenced due to the fact that, from time to time, the Company may consider that the market price of its subordinate voting shares do not accurately reflect the underlying value of the Company’s business. The NCIB expired on May 25, 2023. Pursuant to the NCIB, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

Custodial services for digital currencies

The Company has a digital custody account with Gemini Trust Company, LLC (Gemini). Gemini is a digital currency exchange and custodian that allows customers to buy, sell, and store its digital assets. Gemini holds 100% of the Company’s cryptocurrency assets in hot storage. Gemini is not a related party of the Company. The Company is not aware of anything with regards to Gemini’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements.

The Company has chosen to hold its full inventory of Company’s cryptocurrency assets with Gemini due to its track record in the industry. Gemini is a New York trust company regulated by the New York State Department of Financial Services and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 – Prospectus Exemption). Gemini is a qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Gemini has not appointed a sub-custodian to hold any of the Company’s cryptocurrencies. Gemini has US$100M split between US$25M of commercial crime insurance for digital assets held in online hot wallet and US$75M for offline, cold storage insurance coverage. Although the Company has historically utilized both cold and hot storage for its digital crypto assets with Gemini, the Company currently holds all its cryptocurrencies custodied with Gemini in hot storage.

The Company has conducted due diligence on Gemini and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. Management of the Company is not aware of any security breaches or other similar incidents involving Gemini that resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of Gemini, the Company would write off as losses any unrecoverable cryptocurrency assets.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

In order to monitor Gemini, the Company relies on system and organization controls provided by a SOC 2 Type II report, which was undertaken by Deloitte & Touche LLP, an independent audit firm. A SOC 2 Type II certification and report are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place to safeguard the Company’s cryptocurrency assets, specifically as it relates to having strict security and data protection processes and protocols.

In general, a SOC 2 Type II certification is issued by an outside auditor that evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following:

●	“Security”, which addresses the safeguarding of system resources and assets against unauthorized access;

●	“Availability”, which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

●	“Processing Integrity”, which addresses whether or not a system achieves its purpose;

●	“Confidentiality”, which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

●	“Privacy”, which addresses the system’s collection, use, retention, disclosure and disposal of personal information in conformity with an organization’s privacy notice.

The Company has elected to use Gemini as its sole custodian as Gemini compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

Gemini maintains insurance coverage for the cryptocurrency held on behalf of the Company in its online hot wallet. The Company is in the process of looking to insure the remainder of its mined digital currency. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or is uneconomical for the Company to obtain, which leads to the risk of inadequate insurance cover.

On occasion, to mitigate third-party risk, the Company will hold a portion of its digital currencies in cold storage solutions that are not connected to the internet. The Company’s digital assets that are held in cold storage are stored in safety deposit boxes at a bank branch. The wallets in which the Company stores its cryptocurrency assets are not multi-signature wallets; however, the Company secures the 24-word seed phrase, which facilitates recovery of the wallets should the wallets become lost, stolen or damaged, by partitioning the seed phrase in multiple parts, and securing each part in a separate location. Each part of the seed phrase is stored in either a safe or safety deposit box, The Company replicates this security protocol by taking the same 24-word seed phrase, partitioning this into several parts and storing each part in a secure location in a separate safe or safety deposit box than was used for the first copy of the seed-phrase. This duplication ensures that the digital currencies held via cold storage solutions will be recoverable by the Company, should the Company’s cold-wallets become lost, stolen or damaged. During the year-ended December 31, 2023 and as of the date of this MD&A, all of the Company’s cryptocurrency assets are currently held in its Gemini wallets.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

ADJUSTED EBITDA – NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including, depreciation, and further adjusted to remove acquisition related costs, share based compensation costs, and unusual expenses. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

	Twelve months ended
	2023	2022
	$	$
Income (loss) before other items	(21,729,107)	4,329,342
Taxes and Interest	42,134	(1,299,263)
Depreciation	14,923,419	10,709,108
Revaluation of warrant liabilities	4,522,523	(32,010,637)
FV Changes	999,020	11,115,067
Gain on sale of equipment	-	(1,140,658)
Impairment of goodwill and PPE	1,363,941	2,816,783
Transaction costs	-	695,170
Share based compensation	1,620,777	3,296,238
Adjusted EBITDA	1,586,404	(1,488,850)

Selected Financial Information

	Period ended December 31, 2023 ($)	Year ended December 31, 2022 ($)	Year ended December 31, 2021 ($)
Revenue	26,112,908	24,190,060	24,952,344
Net income (loss)	(21,885,410)	4,329,342	(3,132,693)
Net income (loss) per share – basic and diluted	(0.77)	0.16	(0.14)

	Period ended December 31, 2023 ($)	Year ended December 31, 2022 ($)	As at December 31, 2021 ($)
Total assets	42,147,347	52,599,561	80,026,875
Total long-term liabilities	7,636,506	2,169,276	36,246,608

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters prepared in accordance with IFRS is as follows:

		Net Income or (Loss)
Three Months Ended	Revenues ($)	Total ($)	Per Share - Basic ($)	Per Share - Diluted ($)
2023-December 31	7,393,047	(9,685,061)	(0.34)	(0.34)
2023-September 30	6,991,701	136,060	0.00	0.00
2023-June 30	6,943,467	(3,308,936)	(0.12)	(0.12)
2023-March 31	4,784,694	(9,027,473)	(0.32)	(0.32)
2022-December 31	5,682,019	(9,741,906)	(0.36)	(0.36)
2022-September 30	3,735,014	(1,676,808)	(0.06)	(0.06)
2022-June 30	7,460,595	3,577,254	0.13	0.13
2022-March 31	7,312,342	12,170,802	0.45	0.45

The Company is generally not subject to seasonality. Factors that may impact revenues and profitability include Bitcoin price, network difficulty, the price of power, foreign currency fluctuations and the Company’s hashrate.

Results of Operations

For the three months ended December 31, 2023, compared to the three months ended December 31, 2022:

For the three months ended December 31, 2023, the Company’s net loss was $9,685,061 compared to a net loss of $9,741,906 for the three months ended December 31, 2022. Highlights of the quarter include:

Revenue

Revenue from Bitcoin mining was $4,889,184 for the three months ended December 31, 2023, compared to $5,682,019 for the period ended December 31, 2022.

For the three-month period ended December 31, 2023, the Company self-mined a total of approximately 136 Bitcoins at an average Bitcoin price of US$35,950 (from Gemini) compared to the three-month period ended December 31, 2022, in which the Company mined approximately 190 Bitcoins at an average price of Bitcoin of US$29,905.

Despite the rise in the average price of Bitcoin in comparison to the prior year, the most significant factor impacting the decrease in the Company’s mining revenue in Q4 of 2023 versus Q4 of 22 was the diversification of Company’s revenue streams in 2023 in by entering into the Colocation and Sale of Electricity agreements mentioned above in this MD&A. By entering into these contracts, the Company was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

From these agreements, the Company recognized revenue from colocation service agreements of $1,069,982 for the quarter ended December 31, 2023 (2022: $nil) and $952,745 from the sale of electricity (2022: $nil). The two colocation service agreements were in place from April 2023 and September 2023, respectively, while the mining operations agreement was executed in February 2023.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

The Company also recognized revenue from the sale of energy of $794,522 for the quarter, compared to $nil in 2022, as the Company acquired a 60MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Cost of Sales

The Company’s cost of sales was $14,741,886 for the three-month period ended December 31, 2023, compared to $12,160,023 for the three-month period ended December 31, 2022.

Depreciation and amortization expense increased by $1,359,063 over the prior year approximately $14.3m of assets related to the Company’s acquisition of the power plant were put into use during the first half of 2023. The Company also placed into service additional infrastructure buildout and mining equipment during the year which impacted the quarters expense.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $3,110,751 for the three-month period ended December 31, 2023, compared to $6,292,224 in the same period of 2022.

The primary drivers in the current period versus the quarter ended December 31, 2022, were due to:

●	Loss on sale of digital currencies in the prior year of $1,950,000 which was incurred when the Company sold digital currency to fund operations and repay the Company’s BTC backed loan (2023: $nil).

●	Impairment losses recognized on Goodwill of $1.26 million and on the Company’s data miners of $1.56 million in the prior year (2023: $1.36 million).

●	Change in fair value of amount owing for Miner Lease Agreement in the prior period of $1,153,434 (2023: $nil).

●	Gain on revaluation of digital currencies in the prior period of $1,803,658 (2023: loss of $11,905).

●	FX loss of $1,275,543 in the current period versus $799,148 in the prior period.

Other income/expense items of note in the current year include the revaluation of the warrant liabilities which resulted in a loss of $2.77 million (2022: gain of $1.78 million).

For the year ended December 31, 2023, compared to the year ended December 31, 2022:

For the year ended December 31, 2023, the Company’s net loss was $21,729,107 compared to net income of $4,329,342 for the year ended December 31, 2022.

Highlights of the period include:

Revenue

Revenue from Bitcoin mining was $18,128,241 for the year ended December 31, 2023, compared to $24,190,060 for the year ended December 31, 2022.

During the year ended December 31, 2023, the Company mined 640 Bitcoins at an average Bitcoin price of US$28,861 (from Gemini) compared to the year ended December 31, 2022, in which the Company mined 832 Bitcoins at an average price of Bitcoin of US$28,198. With the average price of Bitcoin remaining consistent on a year over year basis and Bitcoin network difficulty increasing, the most significant factor impacting the decrease in the Company’s mining revenue in 2023 versus the prior year was the diversification of Company’s revenue streams in 2023 in by entering into the Colocation and Sale of Electricity agreements mentioned above in this MD&A. By entering into these contracts, the Company was able to utilize its existing infrastructure and power supply and receive consistent payment for consumption.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

From these agreements, the Company recognized revenue from colocation service agreements of $1,675,269 for the year ended December 31, 2023 (2022: $nil) and $3,037,393 from the sale of electricity (2022: $nil). The two colocation service agreements were in place from April 2023 and September 2023, respectively, while the mining operations agreement was executed in February 2023.

The Company also recognized revenue from the sale of energy of $3,272,005 for the period, compared to $nil in 2022, as the Company acquired a 60MW power plant during Q1 2023. Revenue from this acquisition of a business is recognized each month through the operations of the plant through its available capacity that can be sold, and actual generation of power sold.

Cost of Sales

The Company’s cost of sales was $35,780,032 for the year ended December 31, 2023, compared to $30,987,397 for the year ended December 31, 2022.

Cost of revenue increased by $2,457,138 as compared to the prior year due primarily to the costs associated with the power plant of $4,225,676 (2022: $nil) which included fuel, gas, carbon emission, contract labor, and general repair and maintenance costs.

Depreciation and amortization expense increased by $4,214,311 year over year as approximately $14.3m of assets related to the Company’s acquisition of the power plant were put into use during the first half of 2023. The Company also placed into service additional infrastructure buildout and mining equipment during the year.

Miner and lease hosting agreement expense decreased by $1,878,814 as the Company’s prior agreements expired during Q1 2023.

General, Administrative & Other Expenses

The Company’s general and administrative expenses were $7,653,629 for the year ended December 31, 2023, compared to 21,430,037 for the year ended December 31, 2022.

The primary variances from the year ended December 31, 2022, were due to:

●	Loss on sale of digital currencies in the prior year of $11,574,330 which was incurred when the Company sold digital currency to fund operations and repay the Company’s BTC backed loan (2023: gain of $945,536).

●	Impairment losses recognized on Goodwill of $1.26 million and on the Company’s data miners of $1.56 million in the prior year (2023: $1.36 million).

●	Gain on sale of equipment in the prior year of $1,140,658 (2023: $nil).

●	Loss on revaluation of digital currencies in the prior period of $3,256,530 (2023: gain of $10,992).

Other income/expense items of note in the current year include the revaluation of the warrant liabilities which resulted in a loss of $4.52 million (2022: gain of $32.01 million).

Cash flows

Operating Activities

Cash used by operating activities for the year ended December 31, 2023, was $13,572,958 as compared to cash used of $15,495,179 for the year ended December 31, 2022. The difference is primarily attributed to the increase in depreciation and amortization expense on a comparative basis ($14,923,419 versus $10,657,144), digital currency items (-$17,876,857 versus $3,444,692), change in warrant liability ($4,522,523 versus $32,010,637) and a gain on sale of equipment of $1,140,658 in 2022 ($nil in 2023).

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Investing Activities

Cash provided in investing activities for the year ended December 31, 2023, was $12,007,498 as compared to cash used in investing activities of $2,428,758 for the year ended December 31, 2022. In the current year, cash of $4,749,666 was used for the purchase of the power plant, $3,007,766 was used for the purchase of equipment, digital currencies traded for cash of $19.264.980, with $499,950 was received from the sale of equipment. In the prior year, digital currencies traded for cash of $16,016,280 and proceeds from the sale of old miners of $795,000 partially offset the purchase of equipment for $14,685,038 and the acquisition of digital currencies of $4,555,000.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2023, was $56,111, as compared to $18,858,844 for the year ended December 31, 2022. The drivers of the balance in the current period were proceeds of a loan payable of $691,500 and proceeds of shares issued for cash of $1,073,244, partly offset by repayment of loans of $1,027,753 and lease payments of $146,880. In the prior year, the Company received proceeds from a private placement of $8,314,269, proceeds from a loan payable of $10,000,000 and received proceeds from pre-funded warrants of $1,029,600, partly offset by repurchase of shares of $255,525 and lease payments of $96,000.

.

Liquidity and Financial Position

As of December 31, 2023, the Company had a negative working capital balance of $3,064,351, including digital currencies of $822,884. The Company commenced earning revenue from digital currency mining in mid-February 2020; however, it has limited operating history, and there can be no assurance that the Company’s historical performance will be indicative of its future performance.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to efficiently mine and liquidate digital currencies, manage operational expenses, and raise additional funds through debt or equity financing.

Capital Resources

The Company’s capital management objective is to provide the financial resources that will enable Digihost to maximize the return to its shareholders while also enhancing its cost of capital. In order to achieve this goal, the Company monitors its capital structure and adjusts as required in response to an ever-changing economic environment and the various risks to which the Company is exposed. The Company’s approach for attaining this objective is to preserve a flexible capital structure that optimizes the cost of capital at a satisfactory level of risk, to maintain its ability to meet financial obligations as they come due, and to ensure the Company has appropriate financial resources to fund its organic and acquisitive growth.

The Company anticipates that its existing financial resources will be sufficient to put into operation all previously announced acquisitions of mining hardware along with the infrastructure needed to support the power plant acquisition. In order to achieve its future business objectives, the Company may need to liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms or at all.

The Company presently anticipates that additional financing may be required to acquire additional power generation facilities in the future in order to meet the Company’s objective of hashing at total of 6 EH/s of power by the end of 2024. The Company also anticipates that additional financing could be required to purchase the next generation miners required to utilize its maximum capacity and is looking for attractive Joint Venture and Hosting Colocation deals in order to help expand its capital position.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Digihost may manage its capital structure by issuing equity, seeking financing through loan products, adjusting capital spending, entering into beneficial hosting or colocation agreements, or disposing of assets.

Notes Receivable and Related Party Transactions

Promissory Notes Receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 5). The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer.

Loan Payable

The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month. The remaining balance of this loan was paid off during Q1 2024.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Professional fees (1)	187,913	307,534
Salaries (1)	840,650	833,717
Share based compensation (2)	1,429,568	3,092,012
Total	$2,458,131	$4,233,263

(1)	Represents the professional fees and salaries paid to officers and directors.

(2)	Represents the share-based compensation for officers and directors.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Share Capital

As at December 31, 2023, the Company has 28,878,667 subordinate voting shares outstanding.

As at December 31 2023, the Company had issued 692,170 stock options, 1,036,900 restricted share units and 10,124,330 warrants.

Off-Balance Sheet Arrangements

As at the date of this MD&A, the Company did not have any off-balance sheet arrangements.

Restatement

Restatement of cash flows

Originally, the Company classified the proceeds from sale of digital assets in the statements of cash flows as operating activities on the basis that its core business and main activities are related to digital assets. Digital assets are accounted for under IAS 38, Intangible Assets.

During 2024, the Company conducted a review of the presentation of the statements of cash flows to determine if the proceeds from sale of digital assets should be classified as investing activities rather than operating activities. In accordance with IAS 7, Cash flows, paragraph 16(b), cash receipts from sales of intangible assets is an example of cash flows arising from investing activities.

In December 2024, the Company concluded that the proper classification of the proceeds from sale of digital assets is an investing activity within the statement of cash flows. The Company determined that the restatement of financial information presented was necessary to correct the classification of proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities.

The errors were corrected in the Restated Financial Statements.

The effects of the restatements on the affected financial statement line items are as follows:

Adjustments to consolidated statements of cash flows for the year ended December 31, 2022 – Restatement

	Year ended December 31
	2022 (as reported)	Cash flow reclassification	2022 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	4,329,342	-	4,329,342
Adjustments for:
Proceeds from sale of digital assets	15,528,972	(12,084,280)	3,444,692
Net change in cash related to operating activities	(3,410,899)	(12,084,280)	(15,495,179)

Cash flows provided by (used in) in investing activities
Acquistion of digital currencies	-	(3,932,000)	(3,932,000)
Proceeds from sale of digital assets	-	16,016,280	16,016,280
Net change in cash related to investing activities	(14,513,038)	12,084,280	(2,428,758)

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023 - Restatement

	Year ended December 31
	2023 (as reported)	Cashflow reclassification	2023 (as restated)
Cash flows provided by (used in) in operating activities
Net loss	(21,885,410)	-	(21,885,410)
Adjustments for:
Proceeds from sale of digital assets	1,388,123	(19,264,980)	(17,876,857)
Net change in cash related to operating activities	5,692,022	(19,264,980)	(13,572,958)

Cash flows provided by (used in) in investing activities
Proceeds from sale of digital assets	-	19,264,980	19,264,980
Net change in cash related to investing activities	(7,257,482)	19,264,980	12,007,498

For additional information on the financial statements’ restatement, refer to Note 2w of the Restated Financial Statements.

Adoption of new accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiary: Digihost International, Inc. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc. is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(c)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income as cumulative translation adjustments.

(d)	Revenue recognition

The Company recognizes revenue under IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”).

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets IFRS 15’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Non-cash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

●	Digital currency mining: The Company’s revenue is derived from providing computing power (hashrate) to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power to the mining pools. The provision of computing power to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing power to the mining pool. The contracts can be terminated at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

In exchange for providing computing power, which represents the Company’s only performance obligation, the Company is entitled to non-cash consideration in the form of cryptocurrency, calculated under one of two payout methods, depending on the mining pool. The payout method used by the mining pool in which the Company participated is the Full Pay Per Share (“FPPS”) . This payout method contains three components, (i) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (ii) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (iii) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

●	Block rewards are calculated as follows under the FPPS method. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

●	Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

●	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. For the contract under both the FPPS payout method, the Company measures non-cash consideration at the cryptocurrency spot price at the beginning of the day on the date of contract inception, as determined by the Company’s principal market, which is Gemini.

●	Colocation services: The Company recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services.

●	Sale of electricity: The Company recognizes revenue from the sale of energy when it has satisfied its performance obligation, which occurs as the energy is provided to the customer. The Company supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Company’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

●	Sale of energy: The Company, in its capacity as an agent, recognizes revenue from the sale of energy on a net basis in accordance with IFRS 15. Revenue is recorded upon the satisfaction of the performance obligation, specifically at the point when control of the energy is transferred to the end customer. This key moment reflects the Company’s fulfillment of its contractual duties. The revenue recognized is determined by subtracting the profit share remitted to the principal from the gross energy sales.

(e)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital assets are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital assets. Under the revaluation method, increases in fair value are recorded in other comprehensive income, while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income are recorded in other comprehensive income. Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on the Gemini Exchange. Gemini serves as the principal market. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents a quote of the currency on an active market.

(f)	Property, plant, and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

Asset	Measurement Basis	Amortization Method	Amortization Rate
Data miners	Cost	Straight-line	12 - 36 months
Equipment	Cost	Straight-line	36 - 120 months
Leasehold Improvement	Cost	Straight-line	120 months
Powerplant in use	Cost	Straight-line	480 months

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

(g)	Intangible assets

intangible assets that qualify for separate recognition are recognized as intangible assets at their fair values. Right of use of an electric power facility is depreciated over 13 years.

(h)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant, and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(i)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;

●	The exercise price of any purchase option granted if it is reasonably certain to assess that option; and

●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;

●	Initial direct costs incurred; and

●	The amount of any provision recognised where the Company is contractually required to dismantle, remove, or restore the leased asset.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(j)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(k)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of outstanding warrants and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficits include all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Cumulative translation reserve includes foreign currency translation differences arising from the translation of financial statements of foreign entities into United States dollars.

(l)	Share-based compensation

The granting of stock options to employees, officers, directors, or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The expense for stock options that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of a stock option, the consideration received, and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

Critical accounting judgements, estimates and assumption.

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in note 1.

(iii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant, and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 4) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 8 of the year-end financial statements.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumption used is based on unobservable data requiring the use of judgement.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Disclosure of Internal Controls

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized, and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the issuer’s GAAP (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Identified material weakness

A material weakness is a deficiency, or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In December 2024, Management determined that the restatement of financial information presented was necessary to correct the classification of proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities. The errors was corrected in the restated Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022.

Management has determined that the control over accounting for complex transactions did not operate effectively in these instances which constitutes a material weakness.

Refer to the Restatement section of this restated MD&A for more details about the material errors and related restatements. Management considers these restatements to constitute a material weakness that requires remediation, and Management is in the process of implementing remediation measures to address the material weakness.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Status of remediation plan

Remediation efforts to date comprise of consulting on a quarterly basis with additional Chartered Professional Accountants (CPAs) with technical expertise and experience in evaluating more complex areas of IFRS Accounting Standards, involving the Company’s legal counsel on evaluating complex agreements involving financial instruments and engaging third-party consultants to assist with assessing the accounting for complex financial instruments and review of financial statements. Management’s efforts are ongoing and its remediation plan is expected to be completed during 2025.

If these remedial measures are insufficient to address the material weakness described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of this MD&A.

With the exception of the items identified above, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR during the period beginning on October 1, 2023 and ended December 31, 2023.

All control systems contain inherent limitations, regardless of how well designed. As a result, Management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, Management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Factors Impacting Profitability

Market Price of Bitcoin: The Company’s business is heavily dependent on the spot price of Bitcoin. The prices of cryptocurrencies, including Bitcoin, have experienced substantial volatility, meaning that high or low prices may be based on speculation and incomplete information, subject to rapidly changing investor sentiment, and influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including, but not limited to, their acceptance as a means of exchange by consumers and producers, scarcity, and market demand, all of which are beyond the Company’s control.

Halving: Further affecting the industry, particularly for the Bitcoin blockchain, the Bitcoin reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin, which uses a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin the reward was initially set at 50 Bitcoin currency rewards per block. The Bitcoin blockchain has undergone halvings three times since its inception as follows: (1) on November 28, 2012,at block height 210,000; (2) on July 9, 2016,at block height 420,000; and (3) on May 11, 2020,at block height 630,000, when the reward was reduced to its current level of 6.25 Bitcoin per block. The next halving for the Bitcoin blockchain is currently anticipated to occur in May 2024 at block height 840,000. Halvings will continue to occur until the total amount of Bitcoin currency rewards issued reaches approximately 21million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around the year 2140. Many factors influence the price of Bitcoin, and potential increases or decreases in prices in advance of or following a future halving is unknown.

Network Hash Rate and Difficulty: Generally, a Bitcoin miner’s chance of solving a block on the Bitcoin blockchain and earning a Bitcoin reward is a function of the miner’s hash rate, relative to the global network hash rate (i.e., the aggregate amount of computing power devoted to supporting the Bitcoin blockchain at a given time).As demand for Bitcoin has increased, the global network hash rate has increased rapidly, and as greater adoption of Bitcoin occurs, we expect the demand for new Bitcoin will likewise increase as more mining companies are drawn into the industry by this increased demand. Further, as a greater number of increasingly powerful miners have been deployed, the network difficulty for Bitcoin has consequently also increased. Network difficulty is a measure of how difficult it is to solve a block on the Bitcoin blockchain, which is adjusted every 2,016 blocks (approximately every 2 weeks) so that the average time between each block validation remains approximately ten minutes. A high difficulty means that more computing power will be required in order to solve a block and earn a new Bitcoin reward, which, in turn, makes the Bitcoin network more secure by limiting the possibility of one miner or mining pool gaining control of the network. Therefore, as new and existing miners deploy additional hash rate, the global network hash rate will continue to increase, meaning a miner’s share of the global network hash rate (and therefore its chance of earning Bitcoin rewards) will decline if it fails to deploy additional hash rate at pace with the industry.

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DIGIHOST TECHNOLOGY INC.
Management’s Discussion & Analysis (Restated)
For the year ended December 31, 2023

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume these risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position. Please refer to the section entitled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023, dated April 2, 2024 available on SEDAR + at www.sedarplus.ca and the Risk Factors contained the Company’s various filings on SEDAR + and on EDGAR at www.sec.gov/edgar.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements. In particular, this MD&A contains forward-looking statements pertaining to the following:

●	the impact of the Bitcoin Halving in May 2024 on the price of Bitcoin and the normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels;

●	future debt levels, financial capacity, liquidity, and capital resources;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations respecting future financial results;

●	expectations regarding benefits of certain transactions and capital investments;

●	the Company’s objectives, strategies, and competitive strengths and growth strategy, including the ability to develop and build out the infrastructure in North Carolina;

●	expectations with respect to future opportunities;

●	expectations with respect to the Company’s financial position;

●	the Company’s capital expenditure programs and future capital requirements;

●	capital resources and the Company’s ability to raise capital;

●	industry conditions pertaining to the cryptocurrency industry; and

●	the other factors discussed under “Risk Factors”.

This list of factors should not be construed as exhaustive.

Additional Information

Additional information concerning the Company is available on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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